77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Dividend Income Trust (the "Fund") held on Monday, November 10, 2014, the results were as follows:

 The shareholders of the Fund are being asked to approve an Agreement and Plan of Reorganization between the Fund and BlackRock Enhanced Equity Dividend Trust, the termination of the Fund's registration under the Investment Company Act of 1940 and the dissolution of the Fund under Delaware law.

With respect to the Proposal, the shares of the Fund were voted as follows:

   For        Against        Abstain
2,855,862     127,205         95,845